

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2010

Kenneth S. Klein, President
Klein Retail Centers, Inc.
330 Intertech Parkway
3rd Floor
Angola, IN 46703

> **Re: Klein Retail Centers, Inc.**
> **Amendment No. 10 to Form S-11**
> **Filed September 28, 2010**
> **File No. 333-157962**

Dear Mr. Klein:

We have reviewed Amendment No. 10 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Please note that the page numbers included below are references to the pages in your EDGAR filing.

Conflicts of Interest, page 32

1.   Please tell us whether Mr. Klein is currently involved with other business ventures that could present a conflict of interest with respect to KRC. For example, it appears that corporate documents filed in the State of Texas show that Mr. Klein is the managing member of Tyler Texas Associates, LLC. It is not clear whether the business of this entity competes with the business of the registrant.

<u>Liquidity, page 35</u>

2.   We note your response to comment 5 from our letter dated September 22, 2010. Please revise last two paragraphs on page 35 to disclose the current status of the contingency period on the Andalusia, Alabama property.

<u>Management, page 38</u>

3.   Please revise to describe the Chapter 11 petition filed on April 23, 2009 with the United States Bankruptcy Court for the Western District of Michigan by Mobile Alabama Associates, LLC. A disclosure statement filed with the court on August 17, 2010 indicates that Mr. Klein was a one-third member of the LLC until December 10, 2008 and sold his interest approximately four months before the petition was filed. Refer to Item 401(f) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jorge Bonilla at (202)551-3414 or me at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or Karen J. Garnett, Assistant Director, at (202) 551-3785 with any other questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief

cc: Lee W. Cassidy (*via facsimile*)
      Robert J. Philipp, Esq. (*via facsimile*)